Exhibit 12
INTERNATIONAL PAPER COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollar amounts in millions)

							Nine Months Ended September 30,
TITLE		2009	2010	2011	2012	2013	2013	2014
(A)	Earnings (loss) from continuing operations before income taxes and equity earnings	$1,132.0	$719.0	$1,395.0	$967.0	$1,228.0	$989.0	$565.0
(B)	Noncontrolling interests, net of taxes	(18.0)	(21.0)	(14.0)	(5.0)	17.0	11.0	13.0
(C)	Fixed charges excluding capitalized interest	757.7	700.4	661.8	782.0	705.5	556.5	532.0
(D)	Amortization of previously capitalized interest	31.3	30.4	29.2	24.2	24.7	18.4	19.0
(F)	Distributed income of equity investees	51.0	33.0	85.6	—	—	—	56.1
(G)	Earnings (loss) from continuing operations before income taxes and fixed charges	$1,954.0	$1,461.8	$2,157.6	$1,768.2	$1,975.2	$1,574.9	$1,185.1
Fixed Charges
(H)	Interest and amortization of debt expense	$702.3	$643.4	$602.0	$714.7	$648.3	$505.1	$484.3
(I)	Interest factor attributable to rentals	49.1	51.5	54.4	61.6	56.1	50.3	47.7
(J)	Preferred dividends of subsidiaries	6.3	5.5	5.4	5.7	1.1	1.1	—
(K)	Capitalized interest	12.1	14.0	21.6	36.6	17.0	12.1	16.8
(L)	Total fixed charges	$769.8	$714.4	$683.4	$818.6	$722.5	$568.6	$548.8
(M)	Ratio of earnings to fixed charges	2.54	2.05	3.16	2.16	2.73	2.77	2.16

NOTE: Dividends on International Paper's preferred stock are insignificant. As a result, for all periods presented, the ratios of earnings to fixed charges and preferred stock dividends are the same as the ratios of earnings to fixed charges.